EPHS Holdings, Inc.

5490 Notre Dame Est, Montreal

Quebec, Canada H1N 2C4

August 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

John Dana Brown

Laura Nicholson

RE:

EPHS Holdings, Inc. (the “Company”)

Registration Statement on Form S-4

Filed July 31, 2019

File No. 333-232913

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on August 19, 2019.  For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.  All capitalized terms used herein and not defined herein shall have the meanings given to them in Registration Statement on Form S-4. Concurrently with submitting this letter, the Company is filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

Form S-4 Filed on July 31, 2019

Where You Can Find More Information, page 65

1.

Within the prospectus please revise to provide all information required by Item 14 of Form S-4. It appears that you are not eligible to incorporate by reference because you do not satisfy the public float requirement of General Instruction I.B.1 to Form S-3. Please refer to General Instruction B.1.a.(ii).A of Form S-4.

Response:  The Company acknowledges the Staff’s comments and has provided the disclosure as requested. Please see pages 60-66 of Amendment No. 1. With respect to Item 301 and Item 302, these items were omitted due to the Company’s smaller reporting company status.

General

2.

Please revise to provide the disclosure required by Item 403 of Regulation S-K. Please refer to Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

Response:  The Company acknowledges the Staff’s comment and has provided the disclosure as requested. Please see page 54 of Amendment No. 1.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at 212-321-0091 or Michael Blankenship of Locke Lord LLP at (713) 226-1191.

Sincerely,

/s/ Gianfranco Bentivoglio
Gianfranco Bentivoglio
Chief Executive Officer and President

cc:

Michael Blankenship

Locke Lord LLP